Exhibit 99.1

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (the “Termination”), effective as of September 18, 2012, is made by and between NEIL W. SAVAGE, KERN M. DAVIS and WILLIAM W. HOOD, III all of whom are residents of Pinellas County, Florida. As used herein, Mr. Savage, Mr. Hood and Mr. Davis are sometimes referred to as the “Group Members.”

WHEREAS, on September 30, 2008, United Insurance Holdings, LC merged with FMG Acquisition Corp., thereby creating United Insurance Holdings Corp. (“United”);

WHEREAS, the Group Members entered into an agreement on February 14, 2011 (the “Original Agreement”) to form a “group” under the Securities Exchange Act of 1934, as amended; and

WHEREAS, Section 9 of the Original Agreement states that the Original Agreement may be terminated at any time by the approval and unanimous consent of all of the Group Members and all of the Group Members desire to enter into this Termination to terminate the Original Agreement.

NOW, THEREFORE, in consideration of the promises and mutual agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

A. Termination of the Original Agreement. The Original Agreement is hereby terminated as of the Effective Date. Notwithstanding anything to the contrary set forth in the Original Agreement, from and after the Effective Date the Group Members shall have no further rights or obligations under the Original Agreement.

B. Amended Schedule 13D and Correspondence to Certain Shareholders. As soon as reasonably practicable following the execution of this Termination, (1) the Group Members will prepare, execute and file with the Securities and Exchange Commission an Amendment No. 3 to the Schedule 13D that was originally filed on February 14, 2011, as amended by (a) Amendment No. 1 to the Schedule 13D, which was originally filed on October 26, 2011 and (b) Amendment No. 2 to the Schedule 13D, which was originally filed on March 15, 2012, and (2) Mr. Savage will deliver a letter to those United shareholders who previously granted a proxy to the Group Members informing them of this Termination and, as a result, the termination of their respective proxies.

C. Governing Law and Counterparts. This Termination will be governed by the laws of the State of Florida without regard to conflicts of laws principles. This Termination may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Termination and all of which, when taken together, will be deemed to constitute one and the same agreement. Facsimile signatures and signatures delivered via e-mailed PDF file shall have the same force and effect as original signatures.

IN WITNESS WHEREOF, the parties have each caused this Termination to be executed and delivered on the date and year first written above.

GROUP MEMBERS:

/s/ Neil W. Savage
NEIL W. SAVAGE

/s/ Kern M. Davis
KERN M. DAVIS

/s/ William W. Hood, III
WILLIAM W. HOOD, III